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HEWLETT-PACKARD COMPANY

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WALTER B. HEWLETT

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[Explanatory note: The purpose of this filing is to make certain revisions to footnote 1 on page 44 of “The Report to the Trustees of the William R. Hewlett Revocable Trust on the Proposed Merger of the Hewlett-Packard Company and Compaq” so such page reads in its entirety as set forth below.]

Report to the Trustees of the William R. Hewlett Revocable Trust on the Proposed Merger of Hewlett-Packard and Compaq

Integration Risk

Other Research

McKinsey[1]

- Study of 160 acquisitions between 1995 and 1996 showed that overall acquirors' organic growth in revenue lagged industry peers by 4 percentage points concluding that *"ultimately, it's the revenue that determines the outcome of a merger, not costs; whatever the merger's objectives, revenue actually hits the bottom line harder"*
  - Revenue shortfall is cumulative and compounding: 1% shortfall in revenue growth requires cost savings 25% higher than anticipated
  - 40% of mergers fail to capture the identified cost synergies
  - Of 160 acquirors, only 12 achieved organic growth rates significantly ahead of their peers

Booz Allen[2]

- Study of 78 transactions from 1997 to 1998 found that 53% failed to meet their objectives, and that *"the more strategic the rationale for the merger, the greater the likelihood of failure"*

University of Chicago[3]

- Study concluded that the harsher the stock market reaction in the days following an announcement, the less likely a deal was to succeed

Note:	[1] The McKinsey Quarterly, 2001 Number 4, “Why Mergers Fall.” In early 2001, HP retained McKinsey & Co. to assist in HPs evaluation of strategic alternatives and potential acquisition candidates, including Compaq.

[2] Booz-Allen & Hamilton. Merger Integration Delivering on the Promise 2001

[3] Study by Steve Kaplan of University of Chicago as cited in Wall Street Journal, 9/05/01

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